Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Flr.
New York, New York 10022
(212) 792-0920

February 9, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Midas Medici Group Holdings, Inc.
Registration Statement on Form S-4
File No. 333-166480

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Midas Medici Group Holdings, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 12:00 p.m., Eastern Time, on Friday, February 11, 2011, or as soon thereafter as possible.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Midas Group Holdings, Inc.

By:	/s/ Nana Baffour
Name: Nana Baffour
Title: Chief Executive Officer